NEWS RELEASE

BPO PROPERTIES LTD. PROPOSING PREFERRED SHARE EXCHANGE

Not for distribution to U.S. newswire services nor for dissemination to the United States.

TORONTO, March 22, 2013 – BPO Properties Ltd. (“BPO Properties”) today announced a proposal to exchange its existing preferred shares for new class AAA preference shares of Brookfield Office Properties Inc. (“Brookfield Office Properties”) with substantially the same terms and conditions.

Brookfield Office Properties acquired 100% of the outstanding common shares of BPO Properties in 2010 in connection with the formation of Brookfield Canada Office Properties, a limited purpose unincorporated, closed-ended real estate investment trust. Since that time, BPO Properties has continued to be a reporting issuer with publicly traded preferred shares. The proposed transaction will reduce administrative costs and simplify operations.

On closing of the proposed transaction, holders of preferred shares of BPO Properties will receive one class AAA preference share of Brookfield Office Properties for each preferred share of BPO Properties held. The class AAA preference shares of Brookfield Office Properties will have substantially the same terms and conditions as the preferred shares of BPO Properties that are exchanged. In particular, dividend rates will remain unchanged. Brookfield Office Properties does not expect that the proposed transaction will affect its class AAA preference share ratings, which are the same as those of the preferred shares of BPO Properties.

Currently, the series G, J and M preferred shares of BPO Properties are listed on the TSX Venture Exchange (“TSXV”). If approved by the Toronto Stock Exchange (“TSX”), the new class AAA preference shares of Brookfield Office Properties replacing the series G, J and M preferred shares will begin trading on the TSX shortly following closing of the proposed transaction and the series G, J and M preferred shares of BPO Properties will be delisted from the TSXV.

Independent Committee

The board of directors of BPO Properties appointed a committee of independent directors to consider the proposed transaction from the perspective of the holders of preferred shares other than Brookfield Office Properties and its affiliates. The independent committee received independent legal advice and retained KPMG LLP (“KPMG”) as its independent financial advisor with respect to the proposed transaction. The independent committee received an opinion from KPMG that the proposed transaction is fair, from a financial point of view, to preferred shareholders of BPO Properties. The board of directors, on the unanimous recommendation of the independent committee, has determined that the proposed transaction is in the best interests of BPO Properties and is unanimously recommending that preferred shareholders vote in favour of the proposed transaction at the upcoming meeting of preferred shareholders, expected to take place on or about April 26, 2013.

Approval Process

The proposed transaction will be effected by way of a plan of arrangement under the Canada Business Corporations Act. It will require the approval of at least two-thirds of the votes cast at a meeting by all preferred shareholders of BPO Properties. The proposed transaction must also be approved by the Ontario Superior Court of Justice.

Brookfield Asset Management Inc. (“Brookfield Asset Management”) and the affiliates of Brookfield Office Properties currently hold, directly and indirectly, preferred shares of BPO Properties which carry approximately 69.2% of the votes attaching to all preferred shares. Brookfield Asset Management and the affiliates of Brookfield Office Properties intend to vote all of their preferred shares of BPO Properties in favour of the proposed transaction at the shareholder meeting.

The proposed transaction is subject to a number of closing conditions, including the above noted approval of preferred shareholders of BPO Properties, the TSX and the Ontario Superior Court of Justice.

Proxy Circular

A proxy circular describing the proposed transaction, and containing a copy of KPMG’s fairness opinion, factors considered by the independent committee and the board of directors and other relevant background information, is anticipated to be mailed to preferred shareholders of BPO Properties in early April and will be available on Brookfield Office Properties’ website and at www.sedar.com. If preferred shareholders approve the proposed transaction at the meeting, and the requisite court approval is obtained, it is anticipated that the proposed transaction will be completed on or about April 29, 2013.

Shareholders are invited to consult their own investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor with respect to the proposed transaction.

# # #

About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Brookfield Office Properties’ portfolio is comprised of interests in 110 properties totaling 76 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making BPO the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. Brookfield Office Properties common shares trade on the NYSE and TSX under the symbol “BPO”. For more information, visit www.brookfieldofficeproperties.com.

About BPO Properties

BPO Properties owns, develops and manages premier commercial office properties in select cities in Canada. BPO Properties’ commercial property portfolio consists of interests in 28 properties totaling 20.7 million square feet, including 4.0 million square feet of parking. BPO Properties’ development portfolio comprises six development sites totaling 5.5 million square feet.

Media Contact: Melissa Coley, Vice President, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact: Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities legislation. There can be no assurance that the proposed transaction will be consummated or that the anticipated benefits will be realized. The proposed transaction is subject to various approvals, consents and conditions and there can be no assurance that any such approvals or consents will be obtained or that such conditions will be fulfilled. Although Brookfield Office Properties and BPO Properties believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Office Properties or BPO Properties to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, Brookfield Office Properties and BPO Properties cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on Brookfield Office Properties’ or BPO Properties’ accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by Brookfield Office Properties and BPO Properties with the securities regulators in Canada and the United States, including in Brookfield Office Properties’ Renewal Annual Information Form under the heading “Business of Brookfield Office Properties – Company and Real Estate Industry Risks,” and in its most recent interim management’s discussion and analysis of financial results under the heading “Risks and Uncertainties”, and in BPO Properties’ Renewal Annual Information Form under the heading “Business of BPO Properties – Company and Real Estate Industry Risks” and in its most recent interim management’s discussion and analysis of financial results under the heading “Risks and Uncertainties”. Brookfield Office Properties and BPO Properties undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.